FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and the Unaudited Interim Consolidated Financial Statements of Seanergy Maritime Holdings Corp. (the "Company") for the nine months ended September 30, 2017.

Attached to this Report on Form 6-K as Exhibit 101 is the following financial information from the Company's Unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2017, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2017 (unaudited) and December 31, 2016; (ii) Unaudited Interim Consolidated Statements of  Loss for the nine-month periods ended September 30, 2017 and 2016; (iii) Unaudited Interim Consolidated Statements of Stockholders' Equity for the nine-month periods ended September 30, 2017 and 2016; (iv) Unaudited Interim Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2017 and 2016; and (v) Notes to Unaudited Interim Consolidated Financial Statements.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-166697, 333-169813 and 333-205301) and the Company's Registration Statement on Form F-1 MEF (File No. 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: November 7, 2017	/s/ Stamatios Tsantanis
By: Stamatios Tsantanis Chief Executive Officer